EXHIBIT V

PRESS RELEASE
15 May 2003

OCR — Report for the first Quarter of 2003
(all figures in brackets refer to the corresponding period of the previous year)

Stavanger, Norway: The loss for the first quarter amounted to NOK -857.9 million, (NOK -66.3 million) including write-down of NOK 646.8 million on book value of the Eirik Raude, corresponding to earnings per share of NOK -1.69 (NOK -0.80) and diluted earnings per share of NOK -1.69 (NOK -0.80). Of the total loss, NOK 130 million relates to unrealised loss on exchange on the USD financing. The company’s operating loss for the first quarter amounted to NOK -629.7 million (NOK — 98.1 million), while EBITDA was NOK 95.3 million (- 65.8 million).

Operations in the first quarter and after the end of the quarter

Eirik Raude

In January, Eirik Raude completed the drilling of the rig’s first well. The drilling was undertaken on the Torbrook field outside Nova Scotia on a contract for EnCana. On February 8 the rig started drilling its second well outside Newfoundland in the Flemish Pass. Drilling took place at a water depth of about 1200 meters for PetroCanada under a sublet from EnCana. On April 27 Eirik Raude arrived at the location of the second Flemish Pass well, where the rig has started drilling for PetroCanada at a water depth of about 1100 meters, and completion of this well is scheduled for mid June 2003.

In the first quarter, the rig has been exposed to extreme weather conditions and has proved that it can operate satisfactorily throughout the winter season offshore Canada. Due to transient technical problems related to the start-up phase, the effective earnings ratio in the first quarter was 82%, but the Company expects that this will improve in the period ahead. In April it was over 98%, resulting in a year to date average of 87%.

Safety on the rig has been satisfactory with no lost-time accidents.

Leiv Eiriksson

On March 11 Leiv Eiriksson concluded drilling for TotalFinaElf on Block 32 west of Angola. The rig immediately moved to block 31 and started on its sixth well for BP under the ExxonMobil contract at a water depth of about 1800 meters. This well was completed on May 6.

After the last firm well for BP on Block 31, the contract includes a right to 6 optional wells with Leiv Eiriksson for ExxonMobil. The option for the first of these wells was exercised on February 25 by Exxon Exploration (Block 33) Angola Limited for drilling on block 15. The start-up of this well took place on May 7, and the duration is expected to be about 60 days. The Company further announced on May 13 that the second option under the Contract was exercised by BP to be drilled in Block 18 offshore Angola. This well is expected to last through August 2003.

Despite a loss of revenue due to repair of 12 days in January/February, the rig achieved an effective earnings ratio of 82%. The average for the entire period of operation in 2002 was about 93%. The effective earnings ratio in April was over 97%.

Safety on the rig has been satisfactory with no lost-time accidents since start of operations.

Financing

In January 2003 the Company completed a subsequent share offering, where authorization was granted to the Board in connection with the share offering in December. The objective was to provide other shareholders and holders of the convertible bonds from August 2002 with the opportunity to buy shares on the same conditions as those applicable to the private placement in December 2002. A total of 35,151,298 shares were subscribed at a subscription price of NOK 1.0 per share. The share issue provided the Company with close to USD 5 million in new capital.

In addition 925,000 bonds of the convertible bond issued in August 2002 were converted to 264,285 shares during the first quarter. The total number of shares in the Company thus increased to 528,302,434 from 492,886,851 as at end of 2002. If all outstanding bonds with mandatory conversion rights issued in August 2002 are converted to shares, the number of shares in the Company would increase to 719,310,149.

In early May the Company exercised an option to extend the last instalment of the May 2002 bond loan by 3 months to August 13, 2003.

Changes in the Board of Directors and Management

On March 25, Geir Aune was appointed executive Chairman of the Board. He was formerly a board member of the company. On March 3, Erling Meinich-Bache was appointed as Senior Vice President Accounting of the Company.

Results

In the first quarter of 2003, the Ocean Rig Group had operating revenues of NOK 185.5 million (NOK 84.6 million). Both rigs were in operation throughout the entire quarter.

Operating expenses for the first quarter totalled NOK 815.2 million (NOK 182.7 million) of which write down on Eirik Raude amounted to NOK 646.8 million and personnel and other operating expenses amounted to NOK 90.2 million (NOK 150.4 million). The change in personnel and other operating expenses is mainly due to high start-up costs for Leiv Eiriksson during the first quarter of 2002.

The operation of Eirik Raude is reflected as net bare-boat income in the accounts due to the lease arrangement with EnCana through East Coast Drilling Partnership.

Depreciation for the first quarter of 2003 amounted to NOK 78.3 million (NOK 32.3 million) and included the full quarter’s depreciation for both Leiv Eiriksson and Eirik Raude. In the first quarter of 2002, only Leiv Eiriksson was depreciated.

In line with the new Norwegian accounting standard for write-down of assets in effect from January 1, 2003, the Board has decided to write down the book value of the Eirik Raude by NOK 646.8 million to NOK 4,476.3 million, equivalent to USD 570 million based on historical rates. The write-down is based on discounted value of estimated future earnings.

The Group’s operating loss for the first quarter was NOK -629.7 million (NOK -98.1 million).

The Company has cash and debt denominated in USD, which resulted in a net foreign-exchange loss for the first quarter of 2003 of NOK -136.7 million (NOK 83.2 million). Net other financial expenses for the first quarter of 2003 comprised NOK -91.7 million (NOK -52.7 million). Net financial items for the first quarter amounted to NOK -228.2 (NOK 31.9 million).

The loss after tax for the first quarter amounted to NOK -857.9 million (NOK -66.3 million), corresponding to diluted loss of NOK -1.69 per share (NOK -0.80 per share).

At the end of the first quarter of 2003, the Group’s cash and cash equivalents amounted to NOK 155.6 million (NOK 286.2 million), an increase of NOK 9.4 million from the end of the fourth quarter of 2002.

A closing price of NOK 7.251 per USD at the end of the first quarter 2003 has been applied. The average exchange rate for the first quarter is estimated at NOK 7.056 per USD.

Market conditions

Day rates for rigs in the “ultra deep water” segment are currently at levels of $160,000 to $180,000, this being typically defined as rigs with ability to work in 2000 meters and deeper.

We are now beginning to see the appearance of enquiries for development drilling programmes to commence in 2005. The expectation is that West Africa will be the busiest deep water area in 2005 and onwards, with a substantial number of large fields commencing their development drilling phase. As an example TotalFinaElf are planning the drilling of 111 subsea wells commencing in 2005 on a series of deep water development projects in Angola, with BP similarly expected to drill in excess of 60 subsea wells off Angola. A number of field development projects will also take place for ExxonMobil, Shell and TotalFinaElf both in Angola and Nigeria and in several other West African countries.

In West Africa and other deep water provinces such as Brazil and the Gulf of Mexico it is expected that activity will stay flat during the balance of 2003.

The expectation is that activity in the deep water market during 2004 will increase from 2003 levels, but characterised by short duration fixtures such as one or two well type contracts in the early part of the year, improving as the year progresses towards the higher levels of activity expected in 2005.

For the Eirik Raude in Canada, we expect to see activity throughout 2003, with the prospect of 2004 being a busy exploration year assuming that clients meet their licensing commitments offshore Eastern Canada. Continuing activity in this area beyond 2004 will depend upon some success from this first series of deep water exploration wells.

For the Leiv Eiriksson the company anticipate that this rig will continue to be employed throughout 2003 and into 2004 offshore Angola.

Outlook

During a demanding start-up period in the winter season Eirik Raude has now proved that the Company’s two rigs can operate satisfactorily under extreme weather conditions. This has laid the foundation for future utilization at good market rates.

Leiv Eiriksson and Eirik Raude are located in two areas that are strategically important for deepwater drilling. The Company evaluates the prospects for future utilization as good.

The Management is now focused on improving the performance through reduced downtime and increased drilling productivity in order to obtain higher earnings efficiency and improved service quality. Also actions are being implemented to improve liquidity within the framework of the existing financing.

Stavanger, May 14th 2003
Ocean Rig ASA
Board of Directors

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NOTE: This press release contains forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended) which reflect the Company’s current views with respect to certain future events and financial performance. actual events or results may differ materially from those projected or implied in such forward-looking statements. The following important factors, among other, could cause actual results to differ materially from those projected or implied in any forward-looking statements: (i) the limited operations and operating history of the Company; (ii) the failure of the Bingo 9000 design to perform satisfactorily or the Company’s failure to adequately protect the proprietary nature of the Bingo 9000 design; (iii) the Company’s significant leverage or inability to generate sufficient cash-flow to meet its debt service requirements; (iv) the Company’s inability to meet any future capital requirements; (v) the Company’s inability to respond to technological changes; (vi) the impact of changed conditions in the oil and gas industry; (vii) the occurrence of any accidents involving the Company or its assets; (viii) changes in governmental regulations, particularly with respect to environmental matters; (ix) increased competition or the entry of new competitors into the Company’s markets; and (x) unforeseen occurrences in any of the areas in which the Company may conduct its operations, such as war, expropriation, nationalization, renegotiation or nullification of existing licenses or treaties, taxation and resource development policies, foreign exchange restrictions, changing political conditions and other risks relating to foreign governmental sovereignty over certain areas in which the Company will conduct operations. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements. Reference should be made to the Company’s filings with the United States Securities and Exchange Commission.